One TSYS Way	Paul Todd
Post Office Box 1755	Senior Executive Vice President &
Columbus, GA 31902-1755	Chief Financial Officer
+1.706.649.4261 tel

July 10, 2019

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Total System Services, Inc. (“TSYS”)
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 21, 2019
File No. 001-10254

Dear Ms. Collins:

This letter is written in response to our telephone call with the Staff on July 8, 2019 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2018.

We acknowledge that the Staff continues to believe that the exclusion of amortization of purchased intangibles is a tailored accounting principle, but we understand that the Staff will not take exception to excluding it from the Company’s non-GAAP measure at this time.

In future filings, the Company will add the following disclosure to clarify the amortization amounts being excluded:

The Company’s amortization of acquisition intangible assets is disclosed in its 2018 Form 10-K filing in the applicable footnotes to the consolidated financial statements (Note 7 Other Intangible Assets, Net and the amortization expense associated with acquisition technology intangibles in Note 8 Intangible Assets – Computer Software, Net).

Additionally, the Company will provide the following commentary regarding purchased intangibles:

Ms. Kathleen Collins

United States Securities and Exchange Commission

July 10, 2019

Although the Company excludes the amortization of purchased intangibles from these non-GAAP measures, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

If you have questions or wish to discuss any aspect of our response, please contact me at 706-649-4261.

Sincerely,

/s/ Paul M. Todd
Paul M. Todd
Senior Executive Vice President
& Chief Financial Officer

cc	Frank Knapp, Staff Accountant
Melissa Kindelan, Staff Accountant